Filed Pursuant to Rule 424(b)(3)

Registration No. 333-211513

SYMANTEC CORPORATION

350 Ellis Street

Mountain View, California 94043

(650) 527-8000

Prospectus Supplement No. 5

(to Prospectus dated July 26, 2019)

This Prospectus Supplement No. 5 supplements the prospectus, dated July 26, 2019 (the “Prospectus”), which was declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2019, and which forms a part of our Post-Effective Amendment No. 2 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-211513). This Prospectus Supplement No. 5 is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Commission on August 30, 2019 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement No. 5.

The Prospectus and this Prospectus Supplement No. 5 relate to the registration of $500,000,000 in aggregate principal amount of our 2.500% Convertible Senior Notes due 2021 (the “notes”) and the shares of our common stock, par value $0.01, issuable upon conversion of the notes for resale by the selling securityholders identified in the Prospectus.

This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus.

The notes are not listed on any securities exchange. Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol “SYMC.” On August 30, 2019, the closing sale price of our common stock was $23.25 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the Prospectus, as well as those risk factors contained in the accompanying prospectus supplements and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is August 30, 2019.

¢

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 30, 2019

Symantec Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	000-17781	77-0181864
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

350 Ellis Street, Mountain View, CA	94043
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code      (650) 527-8000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SYMC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 30, 2019, Symantec Corporation (the “Company”) and Richard S. Hill, the Company’s Interim President and Chief Executive Officer, entered into a transition services agreement (the “Transition Services Agreement”) in connection with the sale of certain assets of the Company’s enterprise security business to Broadcom Inc. as disclosed on a Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on August 8, 2019 (the “Asset Sale Transaction”). The Transition Services Agreement provides that Mr. Hill will resign from his role as Interim President and Chief Executive Officer following the closing (the “Closing”) of the Asset Sale Transaction at such time as determined by the Board (but not later than December 31, 2019) (the “Resignation Date”). Mr. Hill will continue to serve as the Company’s Interim President and Chief Executive Officer through the Resignation Date. The Company has initiated a search to identify a new President and Chief Executive Officer. Mr. Hill will remain on the Company’s Board through the date of the Company’s next annual meeting of shareholders (the “Annual Meeting”) and thereafter if nominated by the Board and elected by shareholders.

Pursuant to the Transition Services Agreement for transition services through the Resignation Date (the “Hill Transition Period”), Mr. Hill will receive his base salary as currently in effect, his special monthly stipend as set forth in his current employment agreement and continue to be eligible to participate in the Company’s benefit programs. Under the Transition Services Agreement, following his Resignation Date, Mr. Hill’s participation in the Company’s FY20 Executive Annual Incentive Plan (the “FY20 EAIP”) will be terminated but he will receive his annual bonus for FY20 at a target level of $1,500,000, pro-rated through December 31, 2019 (or later termination of employment) subject to Mr. Hill’s execution of a release of claims. In addition, Mr. Hill’s restricted stock unit awards granted on May 24, 2019 (the “Hill RSUs”) will continue to vest through and following the Resignation Date for so long as Mr. Hill continues to serve on the Board. The Hill RSUs will accelerate and vest as to 100% if Mr. Hill’s employment with the Company is terminated other than for cause and Mr. Hill is requested to resign from the Board or is not nominated or elected at the Annual Meeting.

Under the Transition Services Agreement, the Company and Mr. Hill further agreed to amend the exercisability and vesting provisions of Mr. Hill’s stock option granted on May 24, 2019 (the “Hill Option”). The Hill Option will be exercisable through May 24, 2022 and will vest as follows: (a) 650,000 shares subject to the Hill Option will vest and become exercisable upon the Closing or an earlier change in control of the Company, provided Mr. Hill is employed through the end of the Hill Transition Period or Mr. Hill’s employment is terminated other than for cause prior to the end of the Hill Transition Period; (b) up to 975,000 additional shares subject to the Hill Option will vest and become exercisable provided Mr. Hill is employed through the end of the Hill Transition Period, or Mr. Hill’s employment is terminated other than for cause prior to the end of the Hill Transition Period, but only if the average closing price of the Company’s common stock reaches predetermined levels based 50% on each of (y) a 20 consecutive business day measurement during the Transition Period and (z) a 20 consecutive business day measurement during the period from July 1, 2020 through December 31, 2010 in all cases subject to a release of claims. Any portion of the Hill Option that does not vest or become exercisable or is not otherwise exercisable as set forth above shall terminate and be forfeited.

The foregoing description of the Transition Services Agreement is qualified in its entirety by reference to the full text of the Transition Services Agreement, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending October 4, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Symantec Corporation

Date: August 30, 2019	By:	/s/ Scott C. Taylor
Scott C. Taylor
Executive Vice President, General Counsel and Secretary